Sub-Item 77E: Legal Proceedings

(a)	N/A

(b)	Weisfelner, as Trustee of the LB Litigation Trust v. A. Holmes & H. Holmes TTEE (In re Lyondell Co.), Adv. Pro. No. 10-5525 (Bankr. S.D.N.Y.); Weisfelner, as Trustee of the LB Creditor Trust, v. Reichman (In re Lyondell Chemical Co.), Adv. Pro. No. 12-1570 (Bankr. S.D.N.Y.); and Weisfelner, as Trustee of the LB Creditor Trust v. Fund 1 (In re Lyondell Chemical Co.), Adv. Pro. No. 10-4609 (Bankr. S.D.N.Y.) were each dismissed with prejudice on September 5, 2017. As a result of these dismissals, there are no longer any claims pending against Rydex Series Funds or its underlying series in connection with the above-listed proceedings.